DRAFT

Laura E. Flores
202.739.5684
lflores@morganlewis.com

February XX, 2008

VIA Edgar Correspondence

Mr. Christian T. Sandoe
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Rydex Series Funds (the "Trust") – Post-Effective Amendment ("PEA") No. 74
     (File Nos. 33-59692 and 811-07584)

Dear Mr. Sandoe:

This letter responds to your comments to the Trust's Post-Effective Amendment No. 74, filed on December 21, 2007 for the purpose of revising the Japan 2x Strategy Fund's (formerly, the Pacific 1.25x Strategy Fund) (the "Fund") investment objective. The following summarizes your comments, and our response to those comments. Unless otherwise noted, capitalized terms have the same meaning as contained in the Fund's Prospectuses and/or Statement of Additional Information ("SAI").

Prospectus

1. Comment.   Please disclose the Fund's 80% non-fundamental investment policy pursuant to Rule 35d-1.

    Response.   We have disclosed the Fund's 80% non-fundamental investment policy adopted pursuant to Rule 35d-1, which is included below, in the Fund's SAI.

    "The Japan 2x Strategy Fund may not:

    Change its investment strategy to invest at least 80% of its net assets, plus any borrowings for investment purposes, in securities of companies in its underlying index (currently, the Nikkei 225 Stock Average) and derivatives and other instruments whose performance is expected to correspond to that of the underlying index without 60 days' prior notice to shareholders."

2.   Comment.   Please confirm that the Fund does not seek to track the underlying index on a daily basis.

Response.   We have confirmed with our client that the Fund does not seek to correlate with the underlying index on a daily basis. Instead, the Fund seeks to correlate with the performance of the underlying index over time.

3.   Comment.   Please confirm that the expenses associated with the Fund's investments in ETFs amount to less than one percent of the Fund's average net assets. In the alternative, please include an "Acquired Fund Fees and Expenses" line item in the Fund's fee table.

Response.   We have confirmed with our client that the Fund's investments in ETFs, if any, are expected to be less than one percent of the Fund's average net assets. Therefore, we have not added an additional line item to the Fund's fee table for Acquired Fund Fees and Expenses.

4.   Comment.   Please explain why the Fund intends to fair value its assets.

Response.   As disclosed in the Prospectus, the Fund will generally fair value its assets because of the time difference between the close of the Japanese markets where the securities composing the underlying index primarily trade and the time the Fund prices its shares at the close of the NYSE.

SAI

5.   Comment.   Please disclose whether the comparison of a portfolio manager's Fund performance relative to a mutual fund peer's performance and/or to the performance of an applicable internal or external benchmark as measured over a one-year period is considered on a pre-tax or post-tax basis.

Response.   We have confirmed with our client that the first component considered when determining the amount of a portfolio manager's discretionary bonus (*i.e.*, the portfolio manager's Fund performance relative to a mutual fund peer's performance and/or to the performance of an applicable internal or external benchmark) is based on the Fund's post-tax performance. Accordingly, we have revised the third sentence under "Portfolio Manager Compensation" as follows (new language appears in bold for the purposes of this correspondence only):

"The first component is a comparison of a portfolio manager's Fund performance**, calculated on a post-tax basis,** relative to a mutual fund peer's performance and/or to the performance of applicable internal or external benchmarks as measured over a one-year period."

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I hereby acknowledge on behalf of Rydex Series Funds (the "Trust") that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

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If you have any additional questions or comments, please do not hesitate to contact either John McGuire at 202.739.5654 or me at 202.739.5684.

Sincerely,

Laura E. Flores

cc: Joanna M. Haigney
        W. John McGuire, Esq.

1-WA/2924080.1